FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                                  June 30, 2004

                      Pursuant to Rule 13a-16 or 15d-16 of
                       of Securities Exchange Act of 1934


                                   OAO TATNEFT
                             (also known as TATNEFT)

                              (name of Registrant)

                                 75 Lenin Street
                          Almetyevsk, Tatarstan 423450
                               Russian Federation

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes...... No...X....

                                                                   June 30, 2004

At the June 25, 2004 annual general shareholders meeting OAO Tatneft made available to its shareholders the following reports:

     1)   Financial Summary;

     2) Financial statements of OAO Tatneft for the year ended December 31, 2003 prepared in accordance with Russian legislation; and

     3) Audit report of CJSC Ernst & Young Vneshaudit on the financial statements for the year ended December 31, 2003 prepared in accordance with Russian legislation.

                                FINANCIAL SUMMARY

                                      2003




This annual report has been prepared in accordance with the applicable Russian legislation and statutory regulations governing the Company's activity on the securities market and pursuant to the information disclosure procedure set forth in the Company's internal regulations.

-------------------------------------------------------------------------------

                                    CONTENTS

Board of Directors Chairman's Address to Shareholders                       10
Letter to Shareholders from General Director                                12
The Board of Directors' Activities                                          14
The Composition of the Board of Directors                                   14
The Composition of the Management Board                                     17
Key results for 2003                                                        18
Landmark dates in 2003                                                      20
Overview of 2003 Company operations
Share capital and securities market                                         21
Corporate governance                                                        22
Exploration and development, oil production                                 26
Oil and gas refining, petrochemicals                                        28
Oil and refined products sales                                              29
International projects                                                      30
Professional development                                                    30
Corporate social and HR policy                                              31
Environmental protection                                                    32

Business profile

    The Open Joint Stock Company Tatneft is an internationally recognized vertically integrated oil company and one of the largest oil and gas companies in Russia.

    The Company is a holding structure including an oil extraction company, oil and gas refining and petrochemicals companies, distribution companies that sell oil, refined products and petrochemicals, and banking and insurance organizations.

    The Company's core activity is conducted in the territory of the Russian Federation.

    The Company currently holds a large number of oil exploration and extraction licenses in Tatarstan and has significant interests in the Republic's leading petrochemicals enterprises.

    The Company also has business projects outside Tatarstan and the Russian Federation, where it is seeking to develop its production and refining base and expanding its sales markets.

    The Company's competitors in its various core business segments are such major Russian operators as LUKoil, YUKOS, Surgutneftegaz, Sibneft, and others.

Technical information of the Company

o Annual oil extraction of about 24 million tons, gas extraction in excess of 700 million m3; oMore than 6% of Russia's oil output;

o 21st in the world in terms of oil reserves, 32nd in terms of oil extraction;

o    837 million tons of proved oil reserves;

o    62 oil deposits, of which 59 are developed;

o Rich natural bitumen reserves, with geological reserves of 4-8 billion tons.

o    Core business activities:

     -    explorational drlling and development;
     -    oil & gas extraction;
     -    oil & gas refining;
     -    petrochemicals;
     -    sale of oil, refined products and petrochemicals.

o    Equity  interest in or control  over more than 60  enterprises;

o The only Russian oil company listed on the London and New York Stock Exchanges; o Business contacts and economic collaboration with companies in 20 countries worldwide;

o A  balanced borrowing policy and substantial credit history:

     - Tatneft was one of the first Russian companies to receive a direct loan from a foreign bank based on confidence in its business reputation without guarantees from the governments of Russia or Tatarstan.
     - The Company was one of the first to place a eurobond loan in Russia, for US $300 million.
     - The Company works with such major international banks as BNP Paribas, Credit Suisse First Boston, Societe Generale, Dresdner Bank AG, Commerzbank AG, and others, as well as major Russian banks Sberbank, ZENIT Bank, and others.

o The Company has received prestigious international awards for its production, social and environmental protection achievements.

                      Business activities of Tatneft Group

    To secure further growth in shareholder value, to reinforce the Company's status as an internationally recognized oil company and one of Russia's largest vertically integrated oil and gas, refining, and petrochemicals producers, through:

o stabilization of oil and gas extraction levels through improved deposit development technology and optimized stock replenishment;

o further diversification through the development of the oil refining and petrochemicals facilities;

o    improved production efficiency;

o    continued financial stability;

o    improved corporate governance;

o    social responsibility.

                        Corporate principles and values

o compliance with the legislation, sector regulations, and international and Russian corporate standards; o professionalism;

o    responsibility;

o    competency;

o    honesty;

o    loyalty to Company's interests.

                                  Risk factors

    Below is a list of the key risks that could have a material impact on the Company's operating activity and results. Other risks may also exist that could have material consequences for the Company.

    Economic risks: change in the global environment; exchange rate fluctuation; changes in the tax system and the possible introduction of new taxes on mineral resource extraction.

    Operational risks: depletion of deposits; high sulfur and water content; potential export quota restrictions.

    Sector risks: increased competition in oil extraction and refining; fluctuation of demand for oil and refined products; environmental risks.

                Key business initiatives and priorities for 2003

    Securing capitalization growth

    Securing growth in the Company's value by increasing added value through leveraging the existing potential, and increasing vertical integration by implementing new investment programs.

    Stabilization and optimization of extraction levels at existing deposits

    Maintenance of oil extraction at the optimal level under the current taxation system, including through the active implementation of technologies for increasing oil yield.

    Resource base expansion

    The expansion and diversification of the resource base in order to replenish it by gaining access to resources outside Tatarstan, including in Kalmykia, the Ulyanovsk, Orenburg, Saratov and Murmansk Regions, in the Republic of Chuvashia, and outside the Russian Federation.

    Further vertical integration and diversification

    The expansion of oil refining capacity and expansion in the petrochemicals sector and retail sale of refined products with a view to establishing a vertically integrated oil holding for maximum reduction of risk stemming from world oil price and demand fluctuations.

    Corporate governance improvements

    The improvement of corporate governance and control mechanisms with a view to regulating relations between the Company, its subsidiaries and affiliates, and all shareholders.

    The implementation of measures to enhance production efficiency, cut costs, and divest non-core assets in order to secure stability and increase shareholders' and potential investors' confidence.

    Business process optimization through the implementation and rollout of SAP R/3.

    Environmental protection

    Strict adherence to environmental legislation and the improvement of the environmental protection controls system in order to reduce to the maximum possible extent the environmental impact of the Company's business, to ensure rational use of natural resources, to minimize ecological risks, and to carry out measures aimed at restoring the optimal ecological balance at the sites where the Company operates.

    Corporate social responsibility

    The implementation of a program to provide social guarantees to the Company's employees. The professional training of employees and the expansion of the education facilities.

    Participation in the social programs of the Russian Federation and the Republic of Tatarstan - the development of regional and municipal infrastructure, healthcare, education, culture and sport, and charitable activities and sponsorship.

    Participation in the program for the formation of non-state pension insurance system.

                              Priorities for 2004

    As a follow-on to its strategic initiatives of 2003, the Company plans in 2004 to raise its financial and economic stability and enhance its competitiveness through corporate governance improvements in a context of changing legislation and a variable oil and refined products market.

o The Company plans to increase oil output by 1% to reach a profitable level of 24,860 million tons of oil.

o    The Company plans to cut extraction expenses by 10%.

o The Company plans to develop its refining facilities and increase efficiency of its petrochemicals operations.

     Address to Shareholders from R.N. Minnikhanov, Chairman of the Board of
                            Directors of OAO Tatneft

Dear Shareholders!

    The Board of Directors of OAO Tatneft focused in 2003 on implementing the strategic initiatives adopted by the Shareholders.

    By keeping oil output stable and high year after year, the Company has succeeded despite adverse market conditions in maintaining its financial and economic stability, raised efficiency, and reduced production costs.

    Tatneft continued with establishing a vertically integrated structure. The core segment of Nizhnekamsk Oil Refinery is now operating at design capacity, OAO Nizhnekamskshina made its first tires using a new modern tire production line supplied by Pirelli of Italy, and Tatneft has expanded its chain of filling stations throughout Russia and abroad.

    The Company focused specifically on improving governance. A Corporate Governance Code was adopted during the year, and an Audit Committee and Disclosure Committee were established at the Board of Directors.

    These achievements have enabled us to strengthen Tatneft's international status and give the Company added strategic importance for the national economy. Last year, Tatneft's market capitalization rose by 39% to US $2,3 billion.

    Last year was a milestone year, the sixtieth anniversary of the development of Tatarstan's oil deposits. Over sixty years, Tatneft has extracted more than 2,75 billion tons of oil from the earth in Tatarstan and accumulated a wealth of experience in the effective development of oil deposits. Today, the Company rightly holds a leading position in the sector as regards the use and development of innovative technologies. Tatneft's strong production, technical and intellectual potential and its extensive infrastructure are crucial to the development of Tatarstan's petrochemical sector and its industry in general.

    Tatneft, Tatarstan's largest taxpayer and the guarantor of social stability in the region, employs more than 110,000 people and carries out environmental and social programs aimed at improving living standards for its employees and for our neighbors in the region.

    On behalf of the Board of Directors, I wish to offer my sincere thanks to the workforce and executive management of Tatneft for their efficient work and their success in meeting the objectives set by the Shareholders last year. I wish you all every success in the ongoing realization of the Company's mission.

                                                               R. N. Minnikhanov
                                              Chairman of the Board of Directors
                                                                     OAO Tatneft

                             Letter to Shareholders
             from S. F. Takhautdinov, General Director of OAO Tatneft

    2003 was a successful year for Tatneft. The Company extracted 24,669 million tons of oil, or 57,000 tons more than in 2002. The application of new technical advances and innovative technologies in the areas of drilling and oilfield development played an important role in stabilizing and raising oil output.

    Measures were undertaken to replenish Tatneft's oil and gas reserves. Independent international consulting firm Miller & Lents reported that Tatneft's proved recoverable reserves stood at 837 million tons of oil as of the beginning of 2004.

    Tatneft continued in 2004 with the successful implementation of the Company's business diversification program. The task of creating a complete "extraction-refining-sale" industrial cycle is nearing completion. Last year, the Company allocated around a third of its total capital expenditure to creating a vertically integrated structure.

    We have also achieved a measure of progress as regards the streamlining of management. We have implemented new corporate control mechanisms that turn decision-making and implementation into accountable processes. We have implemented a series of measures aimed at improving production efficiency, reducing losses, and divesting non-core assets. We have adopted the latest information technologies for company management purposes.

    All of these reforms have translated into increased profit and shareholder value. It is worth noting that this has taken place in a context of a rising tax burden, substantial hikes in the cost of materials and equipment, unstable domestic oil prices.

Timely action and a coordinated and professional management team and workforce have enabled Tatneft to remain stable and profitable.

    Last year, Tatneft scrupulously observed its corporate values and priorities. Recognizing its key role in ensuring the environmental health of the region, Tatneft invested substantially in measures to protect the environment. The Company proceeded successfully with its program of social development and carried out a number of special projects, including private pension assurance, health insurance for employees and their families, the development of sports and fitness facilities, urban development, and other social policy measures.

    Dear Shareholders! On behalf of the Tatneft team, I assure you that Tatneft will continue in the future to pursue its declared path by implementing its corporate strategy, strengthening its international status, raising its shareholder value, and strictly supporting its Shareholders' interests.

                                                              S. F. Takhautdinov

                                                    General Director OAO Tatneft

                     Board of Directors' activities in 2003

    The Board of Directors of Tatneft, elected by the shareholders' meeting, convened for 15 scheduled meetings during 2003 to discuss issues related to the Company's strategic development and current operations.

    Overall, the Board of Directors worked to enhance the Company's financial and economic situation and to implement comprehensive measures aimed at securing better vertical integration. Resolutions were passed on the formation and execution of the Company's budget, the effectiveness of its capital investments, the development of its oil refining and petrochemicals facilities, the expansion of its resource base, the formation of a new strategy for the Company's foreign trade operations, and issues related to the Company's human resources and social policy.

    The Board of Directors specifically focused on corporate governance issues. With a view to improving corporate governance and adhering to Russian and international standards of corporate governance, the Company approved the Tatneft Corporate Governance Code in accordance with the requirements of capital market regulatory bodies (the London and New York Stock Exchanges, the RTS, and the MICEX). The Company also established to board committees: an Audit Committee and a Disclosure Committee, and approved the relevant internal regulations. In early 2004, the Board of Directors established and launched a Corporate Governance Committee, approved its information policy, and finalized plans to establish a Nomination and Remuneration Committee.

    Information on the remuneration paid to the members of the Board of Directors and collective executive bodies of the Company was disclosed in the quarterly reports submitted to the registration authority and published on the Company's website: www.tatneft.ru.

                               Board of Directors

Chairman of Board of Directors

Prime-minister of the Republic Tatarstan

In 1978 he graduated from the Kazan Agricultural Institute as an engineer & mechanic, and in 1985 he graduated from the Soviet Extra-Mural Trade Institute. His career began in 1978 with the position of engineer and troubleshooter with the Sabinsky District's Selkhoztekhnika Association. He later moved to a position as engineer and energy specialist and Chief Energy Specialist with Sabinsky Forestry. Between 1983 and 1985, Mr. Minnikhanov served as Deputy Chairman of the trade board of the Sabinsky district, and between 1985 and 1990, he served as Chairman of the Board of Arsk District Cooperative Society. He was then elected Chairman of the Executive Committee of the Arsk district Council of Peoples' Deputies. For one year starting in 1992, he served as Deputy Head of the Arsk district Administration, and from 1993 to 1996 as Chairman of the Vysokogorsky district Council of Peoples' Deputies and as Head of the Administration of the Vysokogorsky district of the Republic of Tatarstan. Since July 1998 Mr. Minnikhanov has been Prime Minister of the Republic of Tatarstan. He holds a PhD in Economics. No participation in the share capital.

Members of Board of Directors

TAKHAUTDINOV Shafagat Fakhrazovich

General Director, OAO Tatneft

In 1971 he graduated from Moscow Gubkin Petrochemicals & Oil Institute. His career began in 1964 as an assistant driller at Almetyev Drilling Department, and he later worked as oil extraction operator, Well Servicing Department foreman, head of Formation Pressure Maintenance Department. From 1978 to 1983 he served as Head of NGDU Jalilneft, after which he served for two years as Head of NGDU Almetyevneft. From 1985 to 1990 he served as First Secretary of the Leninogorsk Communist Party Committee, and from 1990 to 1999 he served as Chief Engineer and First Deputy General Director at OAO Tatneft. In 1999 he was appointed General Director of OAO Tatneft. He holds a doctorate in Economics.

Participation in the share capital - 0,1165%.

ABUBAKIROV Rishat Fazlutdinovich

Head of Almetyevsk Regional Administration and Mayor of Almetyevsk

He graduated in 1981 from the Kazan Engineering and Construction Institute. Following his graduation, he spent two years in the military as a master-prorab. From 1983 to 1990 he served as a Communist Party and Komsomol activist with the Almetyevsk City Committee of the Komsomol, the Tatar Regional Committee of the Komsomol, and the Almetyevsk City Communist Party Committee. From 1990 to 2001 he served at OAO Tatneft as Assistant to General Director, Head of the Public Relations Department, Apparatus Head, and Deputy General Director for human resources and social development. In July 2001 he was appointed Head of the Administration of the Almetyevsk District and of Almetyevsk. He holds a PhD in Economics.

Participation in the share capital - 0,058%.

VASILYEV Valeri Pavlovich

Minister of Land and Property Relations of the Republic Tatarstan

He graduated in 1970 from Kazan Agricultural Institute as an engineer & mechanic. He began his career in 1970 as an engineer and mechanic with the Capital Construction Department of the Agricultural Directorate of the Laishevsky district Executive Committee. He then served at Volzhsky state farm (Laishevsky District) as Chief Engineer, and later as Chairman of the "Put Ilyicha" collective farm and as Director of the "Rossia" state farm. From 1977 to 1986 he served as a Communist Party activist: Second and then First Secretary of the Laishevsky District Committee of the Communist Party of the USSR, Deputy Head of the Department of agriculture and food industry of the Tatar Regional Committee of the Communist Party of the USSR. In 1986 he was appointed First Deputy Chairman of the State Agroindustrial Committee of the Republic, and Minister of the Tatarstan Autonomous Soviet Socialist Republic. Later served as First Secretary of the Rybno-Slobodsky District Committee of the Communist Party of the USSR. From 1989 to 1995 served at the Government of the Republic as First Deputy Chairman of the Council of Ministers of the Tatar Autonomous Soviet Socialist Republic and First Deputy Prime Minister of the Republic of Tatarstan. He was then appointed Head of the Tatarstan Presidency's Control Department. From 1996 to 1999 served as Minister of Agriculture and Food of the Republic of Tatarstan. Since May 1999 he has headed the State Property Committee of the Republic of Tatarstan. Appointed Minister of Land and Property of the Republic of Tatarstan in 2001.

No participation in the share capital.

GAIZATULLIN Radik Raufovich

Minister of Finance of the Republic Tatarstan

He graduated from the Kazan Agricultural Institute with a degree in Accounting and Agricultural Economic Analysis. He began his career at "Mayak" state farm in the Laishevsky District as Chief Accountant. He then served as Chief Economist for control and audit work at the Laishevsky District Cooperative Society in the Vysokogorsk District. In 1999 he was transferred to the Ministry of Finance of the Republic of Tatarstan to head the Department of agricultural and food industry financing. In June 2000 he was appointed Deputy Minister of Finance of Tatarstan, and in 2001 he was promoted to First Deputy Minister of Finance. In June 2002 he was appointed Minister of Finance of the Republic of Tatarstan.

No participation in the share capital.

GALEEV Rinat Gimadelislamovich

Chairman of the Board of Directors of Devon-Credit Bank

In 1967 he graduated from Ufa Oil Institute with a diploma of Mining Engineer. He started working in 1958 as a well testing operator at NGDU Almetyevneft and through the years he was the Secretary of the Communist Party Committee of NGDU, Second and First Secretary of Almetyevsk city Communist Party Committee, Head of NGDU Almetyevneft, Deputy General Director of OAO Tatneft. In the period 1990-1999 he worked as General Director of OAO Tatneft. Since 1999 he has served as Chairman of the Board of Directors of the Bank Devon-Credit. He also has a degree of Candidate of Science, Technical.

Participation in the share capital - 0,08%.

IBRAGIMOV Nail Gabdulbarievich

First Deputy Deneral Director for Production, Chief Engineer of OAO Tatneft

In 1977 he graduated from Moscow Gubkin Petrochemicals & Gas Institute. He began his career following his graduation, he began his career as an oil and gas extraction operator at NGDU Almetyevneft, where he progressed to the rank of Chief Engineer. In 1999 Mr. Ibragimov was appointed Deputy General Director and Chief Engineer at OAO Tatneft. Since 2000 he has served as First Deputy General Director for production and Chief Engineer. He holds a PhD in Technology.

Participation in the share capital - 0,01958%.

LAVUSHENKO Vladimir Pavlovich

Deputy General Director for Economics, OAO Tatneft

He graduated from the Moscow Petrochemicals & Gas Institute and completed post-graduate studies at VNIIOENG, the National Research Institute for Oil and Gas Organization, Management and Economics. He began his career in 1966. For eleven years following his military service, he worked at NGDU Almetyevneft. In 1984 he was appointed Head of the Department of scientific organization of labor at NGDU Yamashneft. In 1986 he returned to Almetyevneft as Deputy Head of economic issues and Chief Accountant. In April 1995 he was appointed Chief Accountant at OAO Tatneft, and in 1997 he was appointed Deputy General Director for Economics. He holds a doctorate in Economics. Participation in the share capital - 0,045%.

MAGANOV Nail Ulfatovich

First Deputy General Director for Refining and Sales of Crude and Refined
Products

In 1983 he graduated from the Tatar Evening Faculty of the Moscow Petrochemicals & Gas Institute. He began his career in 1977 at NGDU Elkhovneft, where he advanced through the ranks from assistant transport worker to Head of oil sector. From 1991 to 1993 he served as Deputy Head of capital construction at NGDU Zainskneft. In 1993 he was transferred to the position of Head of oil and refined product sales on the OAO Tatneft executive apparatus. In 1994 Mr. Maganov was appointed Deputy General Director of Production, and in July 2000 he was made First Deputy General Director and Head of the oil and refined products sales Directorate.

Participation in the share capital - 0,074%.

                               Board of Directors

Members of Board of Directors

MUSLIMOV Renat Khaliullovich

State Advisor to the President of the Republic of Tatarstan for Oil, Gas and Subsoil Resources

In 1957 he graduated from the State University of Kazan with a degree in Geology and Oil and Gas Exploration. He began his career in 1957 as an assistant driller with the well construction team of NGDU Bugulmaneft, and later advanced to the positions of Geologist and Head of geology at the same company. He then moved to NGDU Leninogorskneft as Chief Geologist. In 1966 he moved to Tatneft, where he served as Chief Geologist and Deputy General Director. In 1998 Professor Muslimov was appointed State Advisor to the President of the Republic of Tatarstan. He holds a doctorate in Geology and Mineralogy.

Participation in the share capital - 0,074%.

NUGAIBEKOV Ardinat Galievich

Head of NGDU Elkhovneft

In 1970 he graduated from the State University of Kazan with a degree in Mechanics, and in 1986 he received a mining engineering degree from Ufa Oil Institute. He began his career as a CNIPR geologist with NGDU Suleevneft. He then served for six years as an engineer, oil extraction foreman, shift foreman, and Deputy Head of the district engineering and technology unit at NGDU Almetyevneft. In 1976 he was appointed workshop Head at the Submersible Pump Maintenance Center. From 1978 to 1981 he headed the Industry and Transport Department of Almetyevsk Communist Party Committee. He then spent three years as Head of the Central Production Maintenance Base for electric loading installations manufacturing and repairs. In 1984 he was appointed Head of NGDU Elkhovneft. He holds a doctorate in Technology. Participation in the share capital - 0,034%.

 SMYKOV Victor Vasilyevich

 Head of NGDU Yamashneft

 He graduated in 1971 from the State University of Kazan with a degree in Geology and Oil and Gas Exploration. In 1989 he graduated from the Academy of the National Economy Attached to the Council of Ministers of the USSR. He began his career in 1971 as a Geologist with Elista Geological Surveying Party. From 1974 to 1979 he served as a Senior Geologist at NGDU Yamashneft, Shift Supervisor with Regional Engineering Services, Senior Geologist with the KPRS maintenance shop, Head of the Research and Production Workshop and Head of an oil and gas production shop. From 1979 to 1985 he served as a Communist Party activist: Instructor and Department Head of the Almetyev Communist Party Committee. Head of NGDU Yamashneft since 1985. Holds a PhD in Technology.

 Participation in the share capital - 0,011%.

SOKOLOV Alexey Arkadievich

Chairman of the Management Board, Bank Zenit

He holds degrees from the Moscow Aviation Institute and the Moscow Finance Institute. He began his career in 1978. He served as an engineer with the Moscow Institute of Thermal Technology and later moved to a position as Senior Engineer with the State Committee of the Council of Ministers of the USSR for External Economic Relations. From 1989 to 1993 he headed the Department of lending and financial transactions at AO Sovintrade. He then served for three years as Deputy Chairman of the board of Alfa-Bank. He has served as Chairman of the Board of Zenit Bank since 1995.

No participation in the share capital.

KHISAMOV Rais Salikhovich

Deputy General Director, Chief Geologist, OAO Tatneft

In 1978 he graduated from the evening studies faculty of the Moscow Gubkin Petrochemicals & Gas Institute as a Mining Engineer. He began his career as an oil extraction operator with NGDU Elkhovneft, and later worked as a collector with the Birskaya geological surveying party and as an operator with NGDU Irkenneft. Following his military service in 1972, Mr. Khisamov took up a position at NGDU Irkenneft, where he served until 1997 rising up the ranks from well check operator to Chief Geologist. In October 1997 he was appointed Chief Geologist and Deputy General Director of OAO Tatneft. He holds a doctorate in Geology and Mineralogy.

Participation in the share capital - 0,0187%.

SHIGABUTDINOV Albert Kashafovich

General Director, OAO TAIF

On graduating from Kazan Aviation Institute in 1976, he began his career as an engineer at scientific research sector 5 design and construction bureau. Mr. Shigabutdinov later served as Deputy Director of the "Narmonsky" state farm, and as Department Head and Deputy Director of Bauman District Food Market in Kazan. Starting 1986 he headed the machinery base of Tatrybprom Association, and from 1987 to 1991 was Deputy General Director for construction, logistics and distribution. In 1991 he was appointed General Director of Kazan Foreign Trade Scientific & Production Association. General Director of OAO TAIF since 1995.

No participation in the share capital.

                        Members of the Management Board

Chairman of the Management Board                                                  Participation in the share capital
------------------------------------------------------------------------------------------------------------------------
TAKHAUTDINOV Shafagat Fakhrazovich                                                                            0,1165%
Chairman of the Management Board, General Director of OAO Tatneft
Members of the Management Board
------------------------------------------------------------------------------------------------------------------------
GARIFUlLLIN Iskander Gatinovich                                                                               0,0098%
Chief Accountant, Head of the Accounting and Reporting Department
------------------------------------------------------------------------------------------------------------------------
GORODNY Victor Isakovich                                                                                      0,0003%
Deputy General Director, Head of the Property Department
------------------------------------------------------------------------------------------------------------------------
ERSHOV Valeri Dmitrievich                                                                                    he nmeet
Head of the Legal Department
------------------------------------------------------------------------------------------------------------------------
IBRAGIMOV Nail Gabdulbarievich                                                                               0,01958%
First Deputy General Director for Production, Chief Engineer
------------------------------------------------------------------------------------------------------------------------
KAVEEV Hamit Zagirovich                                                                                       0,0029%
Deputy General Director, Director of the Foreign Trade Firm
------------------------------------------------------------------------------------------------------------------------
LAVOUSHENKO Vladimir Pavlovich                                                                                 0,045%
Deputy General Director for Economics
------------------------------------------------------------------------------------------------------------------------
MAGANOV Nail Ulfatovich                                                                                        0,074%
First Deputy General Director for Refining, Oil and Refined Products Sales
------------------------------------------------------------------------------------------------------------------------
MUKHAMADEEV Rustam Nabiullovich                                                                                0,004%
Deputy General Director for HR and Social Development
------------------------------------------------------------------------------------------------------------------------
NURMUKHAMETOV Rafael Saitovich                                                                                0,0288%
Head of the Oil and Gas Production Division Leninogorskneft
------------------------------------------------------------------------------------------------------------------------
RAKHMANOV Rifkat Mazitovich                                                                                     0,02%
Deputy General Director for Wells Workover and Yield Improvement
------------------------------------------------------------------------------------------------------------------------
STUDENSKI Mikhail Nikolaevich                                                                                 0,0037%
Deputy General Director for Drilling
------------------------------------------------------------------------------------------------------------------------
TAZIEV Mirgazyan Zakievich                                                                                     0,033%
Head of the Oil and Gas Production Division Dzhalilneft
------------------------------------------------------------------------------------------------------------------------
TIKHTUROV Evgeny Alexandrovich                                                                                0,0019%
Head of the Finance Department
------------------------------------------------------------------------------------------------------------------------
FELDMAN Semen Afroimovich                                                                                     0,1028%
Deputy General Director for Capital Construction
------------------------------------------------------------------------------------------------------------------------
KHANNANOV Robert Gabdrakhmanovich                                                                           cA EIAAU
Deputy General Director for Petrochemical Production
------------------------------------------------------------------------------------------------------------------------
SHELKOV Fedor Lazarevich                                                                                      0,0299%
Deputy General Director
------------------------------------------------------------------------------------------------------------------------
YUKHIMETS Alexander Trofimovich                                                                                 0,01%
Secretary of the Board of Directors
------------------------------------------------------------------------------------------------------------------------

Key results for 2003

Increased vertical integration

o OAO TKNK was established together with South Korea's LG International Corp. to create deep refining capacity at Nizhnekamsk Refinery (NNPZ).

o A project was carried out to capitalize the accounts receivable from OAO Nizhnekamskshina and increase the Company's stake at that company to 75%.


o    A synthetic oil plant was launched at Nizhnekamsk.


Corporate governance improvements

o    The Board of Directors approved the Company's Corporate Governance Code.

o    An Audit Committee was established.

o    A Disclosure Committee was established.

o    A corporate control mechanism was devised and implemented.

o    Corporate business ethics standards were approved.

Securities market

   o The Company's market capitalization was raised to US $2,3 billion.

   o The Company's information transparency was enhanced in line with disclosure standards, the legislation on securities, and listing standards of Russian and overseas stock exchanges.

Optimization of asset management

o OOO Tatneft-Aktiv was established and assets of subsidiaries worth more than RR 1,6 billion were transferred thereto.

o A corporate property center encompassing OOO Tatneft-Aktiv and the Lease Relations Directorate was formed on the basis of the Property Directorate. Work was continued on the implementation of the program to divest non-core assets: shares in OAO Tatincom-T and OAO RITEK were sold, and the restructuring of agricultural subsidiaries was completed.

Innovation activity

o Research and design work for a total of RR 84 million and research services for a total of RR 77 million were performed with a view to improving deposit development planning, enhancing oil yield improvement techniques based on various methods, and enhancing environmental safety measures.

o Some 4,713 labor-saving innovations and inventions were implemented, yielding savings of RR 551 million.

o    Some 171 invention patents were obtained.

Environmental protection



o    The year 2003 saw an increased focus on environmental issues.

o    The Company is implementing an environmental program for 2000-2015.

o A multi-disciplinary ecological scientific and technical conference "Protecting the Biosphere from Human Impact: Global and Regional Issues" was held in the State Petroleum Institute in Almetyevsk.

o The Company participated in international, Russian and Tatarstan-based conferences dedicated to environmental protection issues.

Participation in social projects

o The Company participated in the development of the social infrastructure of the Republic of Tatarstan, healthcare programs, education and social development programs, charitable activities, and the support and development of culture and national traditions.

o    The Company participated in the private pension insurance program.

                             Landmark dates in 2003

o The 60th anniversary of the industrial development of the oil deposits of Tatarstan.

o The 30th anniversary of Nizhnekamskshina, Tatneft-Neftekhim's largest enterprise. Nizhnekamskshina was named Russia's most dynamically developing exporter for 2003.

o    Tatneft marked the fifth anniversary of its NYSE listing.

o 30th anniversary of TatAISneft - the Company's information systems subdivision.

o 30th anniversary of Almetyevsky UNPN & KRS - the Company's structural subdivision for the capital repair of wells and the improvement of oil yields.

o    10th anniversary of the Tatneft Safety Division.

o    The first million tons of technical carbon produced.

o    100 bcm of gas produced.

                                                        Production factors and reserves (million tons)
                                               2003                  2002         2001         2000
Total oil production                           24.7                  24.6         24.6         24.3
--------------------------------------------------------------------------------------------------------
Proved oil reserves                            837                   838           766         834
--------------------------------------------------------------------------------------------------------
Proved producing oil reserves                  494                   478           444         471
--------------------------------------------------------------------------------------------------------

                       Share capital and securities market

    In 2003 Tatneft continued improving the Company's corporate governance system and increasing its capitalization. Its efforts became a major factor driving up the market value of company's shares both on Russian and foreign stock markets.

    Thus as of December 30, 2003 the cost of ordinary shares in the Russian Trading System amounted to US $1,13. The market capitalization of the Company in 2003 reached US $2,3 billion compared to US $1,6 billion in 2002, with the annual growth of 39%. Today the Company's shares are listed by leading foreign and Russian exchanges, namely: New York and London stock exchanges, Deutsche Burse (Germany), RTS and MYCEX. In March 2003 the Company celebrated the 5th anniversary of its NYSE listing. Currently, the Company is the only Russian oil company listed at the two most prestigious stock exchanges in New York and London. Tatneft is one of those Russian blue chip companies that serve as a basis for key share indices to evaluate the country's economic position.

    As of December 31, 2003 the ownership structure of Tatneft was as follows:

    -        employees - 6.07 %
    -        foreign investors - 20.71 %
    -        russian investors - 73.22 %

    In its relations with shareholders, the number of which exceeds 41 thousand, Tatneft sticks to the principle of transparency and fairness. The corporate web-site, www.tatneft.ru, now has the Information Disclosure section where the Company posts information subject to mandatory disclosure requirements: quarterly financial statements of the issuer, significant facts, lists of related parties. The "Reports & Newsletters" section contains annual reports and monthly newsletters.

    In 2003 the Company capitalized the debt of Nizhnekamskshina and increased to 75% the share of the Tatneft Group in the capital of Nizhnekamskshina. Within the framework of the program to dispose of non-core assets, the Company sold the shares in Tatinkom-T, one of the largest mobile operators in the Republic of Tatarstan, and RITEK. It also disposed of and restructured under the non-commercial partnership, Agroconsortium, its agricultural assets (21 former agricultural facilities of Tatneft). The Company pursues a positive dividend policy maintaining the same level of dividend payments for several years. Thus, for example, the amount of dividends paid out from the Company's 2002 profit exceeded 350 million rubles. The Tatneft Board of Directors has proposed to pay dividends for 2003 in the amount of:

    30 % of the nominal value of ordinary shares, or 0.3 ruble per share; 100 % of the nominal value of preference shares, or 1 ruble per share.

    The nominal value of a share is 1 (one) ruble. The Company plans to allocate some 7% of its net profit (approximately 800 million rubles) to dividend payments.


Corporate governance

    In 2003 the Company continued work on improving its corporate governance system.

    Pursuant to the requirements of the Federal Commission on the Securities Market (FCSM) of Russia and the US SEC, the Company adopted a Code of Corporate Governance. The Code seeks to ensure the effective protection of the rights and interests of shareholders, transparent decision making, the professional and ethical responsibility of Board of Directors members and other officers and shareholders of the Company, improved business transparency, and the development of a system of business ethics standards. The following bodies have been established under the Board of Directors:

    o        Audit Committee;
    o        Disclosure Committee.

of Directors in selecting an external auditor and ensuring the external auditor's independence, supervising the completeness and reliability of the financial statements, and measuring the reliability and effectiveness of the internal control system.

    The Disclosure Committee assists the Board of Directors in ensuring adherence to the principle of disclosure of information on the activities of the Company, its subsidiaries and dependencies and coordinates the information disclosure control mechanism in accordance with applicable regulatory documents.

    As part of its drive to improve corporate governance, the Company adopted business ethics standards describing the values and ethical principles underpinning the Company's operations and defining unified standards of conduct for the Company. These standards apply to all staff of the Tatneft holding company.

    The Company continued to work on implementing corporate governance best practice. In 2004 pursuant to Board of Directors' resolution, a Corporate Governance Committee was established, an information policy was approved, and plans were drawn up for the establishment of a nomination and remuneration committee.

    As part of the drive to improve corporate governance, the Company continued developing its investment management system. During the implementation of the Company's strategic projects, the processes of technical and economic efficiency assessment, allocation of investment financing, detailed planning, and investment control and monitoring were improved. This enabled the Company to:

o    Increase the average ROI by 14%;

o    Reduce the payback period by one year on average.

utilization and monitoring of assets, the Company carried out extensive measures during the reporting period to improve the property management system.

The following entities were organized in addition to the Property Department:

    - The Lease Relations Department (manages transactions involving parent company property);
    - OOO Tatneft-Aktiv (manages corporate assets external to the parent company).

    The investment portfolio was optimized by some RR 200 million through the introduction of an investment management system and improved asset management.

    The logistics system underwent full-scale overhaul during the reporting through the implementation of the following approaches:

    - Centralized purchasing;
    - The use of open tender for all purchases;
    - The use of Internet to organize purchases;
    - The reduction in stock volumes through the introduction of working capital norms;
    - The use of consignment arrangements.

    The implementation of these principles enabled a RR 0.8 billion reduction in inventory, improved the transparency of the purchasing system and cash expenditure efficiency, and resulted in the reassignment of more than 6% of the warehouse space freed through stock optimization efforts.

    The improvement of the financial management system led to the increased consolidation of the Company's cash flows and operational control over cash expenditure. These tasks were implemented using the ERP system based on SAP R/3.

    The centralization of cash flows resulted in more operative and effective use of cash resources and better enforcement of financial discipline.

    The Company's key financial resource management instruments are budgeting and financial control mechanisms. The Company's budget is formulated by the Finance Department in cooperation with the budget committee and is approved by the Board of Directors. Financial control functions are carried out by the members of the Budget Committee - the financial control and responsibility centers.

    In order to enhance financial discipline, Tatneft has developed and approved a new section of its Corporate Code entitled "Disciplinary Responsibility & Material Liability in Finance".

    Pursuant to the above section, Tatneft has implemented a procedure whereby directors of structural subdivisions and subsidiaries undertake to adhere to financial, regulatory, and planning indicators established by the corporate governance bodies.

    Measures taken in the area of financial control have resulted in a RR 4.5 billion reduction in the Company's long-term and short-term liabilities. Accounts receivable turnover was reduced by 25% and accounts payable turnover was cut by 17%.

    A special place in the corporate governance system is occupied by the cost control system, which is based on the principle of structured control of production costs at the following phases:

     1. technical preparations;
     2. logistics;
     3. production planning;
     4. production organization;
     5. sale of goods and services.

    This cost control system helped Tatneft to keep core production cost growth down to 4% compared with inflation of 12%. The energy saving program alone enabled the conservation of more than 127,000 tons of fuel equivalent. In 2004 and 2005 the Company plans to cut costs in absolute terms by 10%.

    One of the Company's corporate governance achievements in 2003 saw the development of principles governing the activity of the management companies, such as Tatneft-Neftekhim, Tatneft-Burenie and Tatneft-Aktiv, and the Tatneftegazpererabotka unit. The management companies were integrated into a unified corporate investment planning system.

    As part of the drive to improve the structure of the drilling sector, Tatneft continued to consolidate drilling subsidiaries under OOO
Tatneft-Burenie. OOO Tatneft-Burenie was also reorganized internally. One such project involved the consolidation of the diverse transportation units into a single enterprise. This is expected to result in the release of up to 10% of the road transport fleet next year.

    The Company continued improving its corporate structure by spinning off non-core activities. The security system was reorganized through the establishment of a special security company and the creation of small road building and maintenance enterprises, transport companies, and other ancillary entities.

    The Company is constantly upgrading its corporate control system. The Company has approved Regulation on Corporate Control at OAO Tatneft that describes the organizational principles and procedures governing the corporate control system.

    The following new corporate control structures were organized:

     -   Corporate Control Directorate;
     -   Economic Security Department;
     -   Management Resolution Enforcement Service.

    The organization and control of the financial and business activities of the structural units, subsidiaries and affiliates are governed by the relevant internal documents and coordinated by the Management Board.

    The implementation of this system has resulted in improved management discipline and more effective corporate governance as a whole.

    Information on corporate governance at OAO Tatneft may be found on the corporate website at www.tatneft.ru.

COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CORPORATE
                       GOVERNANCE PRACTICE OF OAO TATNEFT

On November 4, 2003, the New York Stock Exchange ("NYSE") established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, Tatneft must comply with three NYSE rules:
1) Tatneft must (no later than July 31, 2005) satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended; 2) our General Director must promptly notify NYSE in writing upon becoming aware of any material non-compliance with the applicable NYSE corporate governance rules; and 3) Tatneft must provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies under NYSE listing standards. The table disclosing the significant differences between Tatneft's domestic practices and the NYSE rules may be found on our website at www.tatneft.ru.

                  Exploration and development, oil production

    Today Tatneft develops 59 oil deposits; in recent years production volumes have stabilized and been maintained at the level of 24,6 million tons. The Company holds 71 licenses, including 34 production licenses, 28 geological survey and production licenses, and 9 geological survey licenses to discover and evaluate hydrocarbon reserves (in the Republic of Tatarstan, Chuvash Republic and Ulyanovsk region).

    In 2003 Tatneft increased oil output by 0.23% compared to 2002, to reach the level of 24,7 million tons. The Company produced 57,000 tons of crude oil in addition to the plan.

    In 2003 Tatneft made some efforts to increase oil and gas reserves in accordance with the long-term program of geological and exploration operations. In the territory of Tatarstan it proceeded with exploration works in 7 new areas. The exploration program resulted in the discovery of a new oil field in the Alkeyevsk region with the total volume of reserves estimated at some 24 million tons; first tons of light Kalmyk oil were produced; the Company commenced work in the Ulyanovsk, Orenburg, Samara regions. The Russian Ministry of Natural Resources issued three exploration licenses for subsoil areas totaling 1,016 square kilometers in the Orenburg region, and 3 more applications are currently processed to obtain similar licenses for the Samara region. The 1998-2003 exploration efforts in the exploration license areas in the Orenburg region lead to the increase in the Matrosovskoe field reserves and the discovery of the Medovoye deposit. Geophysical and seismic surveys are carried out in the Chuvash Republic.

    The Company has won the tender to develop oil fields in Syria.

    The Company drilled some 811,200 meters of rock, with 264 wells drilled using new technologies. Average oil flow rate across the Company is 3,8 tons per day; "new" wells flow rate amounts to 6,1 tons per day. Workovers were carried out at 65 wells to recover the depleted well stock by side-tracking and horizontal shafts.

    The Company has carried out a scheduled program of improving control over, and management of, development operations: 444 new wells were commissioned, in 5,271 wells workovers were performed, work is going on to improve the reservoir-pressure maintenance system, 273 wells were developed to permit water-injection operations.

    The Company is carrying out an investment program to enhance the profitability of its current stock of wells. At the first stage, following the capping of highly-watered, low-yield wells and the performance of compensatory geological and technical measures, the proportion of profitable wells rose by 3 percentage points during the reporting year, and the average flow rate rose by almost 3 percentage points.


                                  Oil production (including by means of enhanced oil recovery),

                                                                            (thousand tons)

                                                             2003               2002
Tatneft productoin, total                                  24,669             24,612
-----------------------------------------------------------------------------------------------
including by means
of enhanced oil recovery                                   11,179             11,440
-----------------------------------------------------------------------------------------------


                                                                       Operational well stock

                                                            2003                2002
Active stock                                               19,209              19,832
------------------------------------------------------------------------------------------------
Idle stock
(due to economic restriction)                               2,240               1,709
------------------------------------------------------------------------------------------------
Wells being developed and pending for development            28                  29
------------------------------------------------------------------------------------------------
Operational well stock                                     21,477              21,570
------------------------------------------------------------------------------------------------



                       Oil & gas refining, petrochemicals

    The Company continued developing its oil and gas refining and petrochemicals facilities during the reporting year.

    Tatneft is the general investor of Nizhnekamsk Oil Refinery, which is capable of deep refining up to 7 million tons of high-sulfur oil a year.

    In 2003 the refinery processed more than 6 million tons of feedstock (27% up on the 2002 level). During the year, the refinery commissioned a middle distillate hydrofining complex, a mazut vacuum rectification unit, and a bitumen viscosity breaking unit.

    The refinery's product range has been expanded through the launch of facilities for producing hydro-fined diesel fuel and kerosene, vacuum gas oil and granulated sulfur. These environmentally friendly refined products have a less hazardous impact on the environment.

    The World Refineries Association (WRA) nominated Nizhnekamsk "The Best Refinery in Russia and the CIS in 2003".

    The company plans to build and commission a Deep Oil Refining Complex in the future. In order to raise investments for the construction of the deep oil refining capacity, at the end of 2003, the eompany set up TKNK, a joint venture with South Korea's LG International Corp., Nizhnekamskneftekhim and Svyazinvestneftekhim.

    The Company also engaged in the processing of natural gas liquids and petroleum gas extracted with oil. In 2003, the Company produced more than 880,000 tons of gas products, most of which (632,000 tons) was produced by the structural unit Tatneftegazpererabotka. The isobutane fractions and stable gaseous gasoline produced by Tatneftegazpererabotka are used at Nizhnekamskneftekhim to make rubber and other products used as a feedstock by Nizhnekamskshina and other petrochemicals enterprises owned by Tatneft.

    In addition to oil refining, the Company also developed its petrochemicals operations in 2003. In 2003 Nizhnekamskshina made 10,7 million tires, or 9,1% more than in 2002. Export revenues were up 50% in 2003. In the first 6 months of 2004 the Tire Plant plans to produce up to 500,000 passenger car radial tires on its new production line based on a Pirelli (Italy) technology. In December the new line already started to run in a trial mode. The contract between Nizhnekamskshina and Pirelli was signed in May 2002. The project envisages the production of 2 million environmentally-friendly new generation tires a year. The new production line is an independent process stream comprising the entire chain from stock feed to shipment of finished products. The total project cost is US $65 million.

    Part of the success of the tire manufacturing segment may be credited with the Trading House Kama and OOO Tatneft-Neftekhimsnab which through dedicated efforts established a stable system of supply and marketing.

    Nizhnekamsk Technical Carbon Plant, Yarpolimermash-Tatneft, the synthetic oils plant that was commissioned in December 2003 as a joint venture between Tatneft and Nizhnekamskshina, and other group entities play an important role in the development of the petrochemicals operations. All of the above companies are controlled by Tatneft-Neftekhim Management Company.


                         Oil and refined product sales

    In 2003 OAO Tatneft's sales included: - export sales to the former Soviet Union republics;

      -   export sales to other countries;
      -   domestic sales.

    The Company's three principal oil export channels are:

      - the Druzhba pipeline supplying customers in Germany, Poland, Slovakia and the Czech Republic;

      -   sea ports in Novorossiysk, Primorsk, Butinge and Odessa;

      -   deliveries by rail to White and Black Sea ports.

    In 2003 the Company proceeded with regular oil shipments to the Kremenchug Refinery (Ukraine).

    The Company is also the supplier of refined products to the Republic of Tatarstan. Over the elapsed period, the Company undertook efforts to provide gas and petrochemical enterprises in Tatarstan with raw stock and ensure optimal utilization of their capacities.

    In 2003 OAO Tatneft won a tender to supply refined products to the Ministry of Defense and the Ministry for Emergency Situations. In addition, eAe Tatneft supplied fuel oil for the housing and utility sector per procurement requests from 20 constituent entities of the Russian Federation.

    Since 2000 the structure of oil and refined product sales has been shifting towards a greater share of refined products. Following the commissioning of the first block of the Nizhnekamsk Refinery, the Company commenced sales of internally produced fuel. Accordingly, the Company stepped up work to build a marketing infrastructure, complemented by dynamic development of its wholesale and retail networks.

    Development of the Oil Products Retail System

    Today Tatneft has its own extensive and competitive retail chain meeting highest European standards.

    During the reporting year the Company opened 170 new gas stations and currently boasts of 514 gas stations. The Group invested RR 833 million in its retail chain in the reporting year.

    In 2003 The Company introduced a clearing system at the Group-operated gas stations, almost 90% of which were integrated into a computerized system.

    The Company implemented a number of actions to increase sales and market penetration, including the promotion of the Company's image in the retail market, media advertising, and the use of Tatneft's filling stations as advertising venues. The Tatneft trademark (Company logo) is now associated both with high-quality fuel and a quality service, attractive design and a broad range of value-added services.

                             International Products

    The export of innovative technologies is one of Company's promising lines of business. During reporting year, the Company had a number of technology and equipment export contracts:

o The Company signed and has been implementing a contract for geophysical exploration services (lateral seismolocation) at the Mond deposit in Iran.

o The Company signed a contract for fresh water MR- imaging exploration in Pars Jonoobi, Iran. The first phase of the project (compilation of geological and geophysical data) has been completed.

o A contract for the testing of microbiological reserve treatment in Iran is underway.

o A contract has been completed for the implementation of local well casing technology in Iran.

o Two contracts have been signed and completed for the export of air cooling devices made by Belorussian Metals Works, an OAO Tatneft company, to Turkmenistan and Latvia.

o The first contract has been signed and completed for the export of tires made by Nizhnekamskshina to Jordan.

    The Company won the tender to explore and develop block 27 on PSA terms in Syria.

    In 2003 Tatneft continued to conclude and perform import contracts for the purchase of equipment, materials and spare parts, as well as international lease contracts. Major contracts were signed with Baker Oil Tools (USA), Smith Eurasia Inc. (USA), VAREL International (USA), and Alcatel SEL (Germany). The Company also signed a service contract with Rad Tech (USA) for pilot testing using radial drilling.

                         Corporate social and HR policy

    In 2003 Tatneft continued implementing its program of social development and social guarantees for employees based on the approved collective agreement, including salary increases and other benefits, the development of the healthcare system, better labor health and safety, and staff training programs.

    In 2003 the Company built 40,000 sq. meters of residential space (funded from different sources) and continued to improve the employees' living conditions by granting interest-free loans for share participation in residential construction or for individual housing. The issued loans totaled RR 50 million, improving the housing conditions of more than 5% of those on the waiting list by the end of the year.

    Approximately 10,000 Company's workers improved their health in 15 sanatoria and other national health institutions under the corporate program "Comprehensive Medical Rehabilitation and Treatment in the Tatarstan and Russian Federation Clinics". The Company has a health program for retired workers and World War II veterans. In the summer of 2003, 6,055 children spent their holidays in 11 health camps under a special health program for children.

    The Company is constantly developing and upgrading its system of staff motivation. The Company operates a premiums and bonus system, under which premiums and bonuses are paid to employees who successfully complete their tasks and accomplish operational goals.

    The Company gives top priority to encouraging young specialists to seek new production, management and environmental challenges. A conference of young scientists and specialists is held on an annual basis with a view to identifying talented workers and seeking young professionals capable of dealing with current production issues.

    Since 1997 the Company in conjunction with the National Non-Government Pension Fund has been addressing a task of prime social importance: providing financial support to retiring oil workers who have devoted years of effort to our Company. The private pension insurance program covers practically all of Tatneft's employees. A highly effective system of pension saving plans based on corporate and employee contributions has been developed and successfully implemented at the Company. More than RR 120 million has been allocated via the private pension fund to pay monthly pension supplements to our retired workers. Today, over 36,000 Tatneft employees are members of the private pension program. Today, 8,147 former employees of Tatneft and its subsidiaries receive regular pensions from the National Non-Government Pension Fund.

    Charitable Activity and Sponsorship

    The Company's management cooperates with the trade union to implement a large-scale sports and physical fitness development program. In 2003 Tatneft allocated RR 6 million to sponsor the 16th Tatneft Republican Tournament in 16 sports.

    On the occasion of the 50th anniversary of the city of Almetyevsk and the 60th anniversary of the Tatarstan oil industry, both celebrated in 2003, Tatneft contributed much effort to urban development including reconstruction of streets, squares and social infrastructure and construction of new facilities.

    The Charity Foundation set up by the Company sponsors health and educational establishments in Tatarstan. The Rukhiyat Spiritual Renewal Fund supports artistic groups and implements numerous creative and cultural projects. In 2004 the Company established the Gifted Children Fund to support intellectually and technically gifted children and teenagers living in the South East of Tatarstan.

                            Environmental protection

    The Company's business operations are based on strict compliance with the environmental legislation and the improvement of the environmental protection control system, as well as the development and implementation of initiatives aimed at ensuring environmentally friendly production.

    In 2003 Tatneft continued to develop its Ecology Program for 2000-2015 including the construction of ecological projects, protection and restoration of land, air and industrial facilities, prevention of pipeline accidents, improved reliability of oil production facilities, dehydration and utilization of industrial waste and ecological education.

    The Company also engaged in large-scale specialized environmental activities, having built light fraction trapping installations, sewage treatment plant, oil trapping installations, and storm-water drainage systems, and perform overall monitoring of the Company facilities. This effort resulted in a reduced accident rate and manmade impact of oil production on the environment. The condition of water reservoirs in the Company's production area was stable and kept within the norm.

    To protect the atmosphere from emissions the Company continued to build installations for trapping hydrocarbon light fractions from reservoirs. In 2003 two installations were put into operation in addition to 33 existing ones. A sour gas utilization installation is being completed.

    To prevent oil contamination of open reservoirs in case of pipeline failure, 580 oil traps, biological ponds and slick bars are maintained in operable condition.

    To reduce water consumption from the surface and underground water reservoirs, the Company performs treatment and utilization of sewage water for circulated water supply. The Company does not discharge sewage water to the water reservoirs. Recycling water supply has saved 208 million cubic meters of fresh water. Fresh water consumption decreased by over 3 million cubic meters against 2002.

    Special focus was on the construction of installations for collection and treatment of storm and melt water from industrial sites.

    The Company performs perpetual monitoring of the environment on its production area including the monitoring of water, soil, atmospheric air and emission sources.

    Tatneft also provides for ecological security of reception, shipment and storage of oil products. Therefore, the Company's oil tank farms and gas stations were upgraded in line with modern ecological requirements and world standards.

    In 2003 environmental expenses from all sources of financing totaled over RR 3 billion.

    The 2004 ecological challenges are none the less important. The Company will continue to develop the Ecology Program 2000-2015 which provides for reduction of industrial impact on the environment, prevention of accidents, reduction and utilization of industrial waste and environmental monitoring.

                                                            Financial Statements
                                                               OAO "TATNEFT" for
                                                 the year ended 31 December 2003

                                             prepared in accordance with Russian
                                                                     legislation

BALANCE SHEET

as of December 31, 2003 (Form #1)

                                 OAO "TATNEFT"
                                 BALANCE SHEET
--------------------------------------------------------------------------------------------------------------------
                               (in thousand RR)

--------------------------------------------------------------------------------------------------------------------
                                                                         line     At December 31,   At December 31,
               ASSETS                                                    code                2002              2003
--------------------------------------------------------------------------------------------------------------------
                   1                                                        2                   3                 4
--------------------------------------------------------------------------------------------------------------------
I. NON-CURRENT ASSETS
Intangible assets                                                         110             120,173           123,865
Fixed assets                                                              120          42,176,862        48,987,631
Construction in progress                                                  130          10,623,190         8,085,007
Assets for capital leasing operations                                     135                   -                 -
Long-term financial investments                                           140           9,927,660        13,528,801
Deferred tax asset                                                        145              90,905                -_
Other non-current assets                                                  150                   -                 -
--------------------------------------------------------------------------------------------------------------------
TOTAL Section 1                                                           190          62,938,790        70,725,304
====================================================================================================================
II. CURRENT ASSETS
Inventories                                                               210          11,011,514        11,888,499
  including:
  raw, materials and other inventories                                    211           1,785,043         1,444,380
  livestock                                                               212                 512               297
  work in progress                                                        213           1,160,187           227,805
  finished goods and goods for resale                                     214           3,693,018         4,502,218
  goods dispatched                                                        215           3,396,401         4,232,642
  future period expenses                                                  216             976,353         1,481,157
  other inventories and expenses                                          217                   -                 -
Value added tax
  on purchased goods                                                      220           2,655,459         3,931,527
Accounts receivable
  (payment expected beyond 12 months
  of the reporting date)                                                  230             518,998         3,114,613
       including:
  buyers and customers                                                    231               2,838           325,614
Accounts receivable
  (payment expected within 12 months
  of the reporting date)                                                  240          20,316,153        17,121,543
       including:
  buyers and customers                                                    241           3,524,054         7,378,647
Short-term investments                                                    250           8,289,944         8,628,732
Monetary assets                                                           260             925,004           755,664
Other current assets                                                      270                  28                15
--------------------------------------------------------------------------------------------------------------------
TOTAL Section 1I                                                          290          43,717,100        45,440,593
====================================================================================================================
TOTAL Section 1 and II                                                    300         106,655,890       116,165,897
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
                                                                         line     At December 31,   At December 31,
                     LIABILITIES                                         code                2002              2003
--------------------------------------------------------------------------------------------------------------------
                          1                                                 2                   3                 4
--------------------------------------------------------------------------------------------------------------------
III. EQUITY AND RESERVES
Charter capital                                                           410           2,326,199         2,326,199
Treasury shares                                                           411                   -                 -
Additional capital                                                        420          38,386,867        38,030,676
Legal reserve                                                             430             269,760           381,918

       including:
  Reserves and provisions formed
  in accordance with legislation                                          431             116,310           116,310
  Reserves and provisions formed
  with foundation documents                                               432             153,450           265,608
Retained earnings                                                         470          30,694,021        41,865,188
TOTAL Section III                                                         490          71,676,847        82,603,981
====================================================================================================================
IV. NON-CURRENT LIABILITIES
Borrowings and bank loans                                                 510          15,491,624        11,491,279
Deferred tax liability                                                    515                   -           564 808
Other non-current liabilities                                             520                   -                -_
TOTAL Section IV                                                          590          15,491,624        12,056,087
====================================================================================================================
V. CURRENT LIABILITIES
Borrowings and bank loans                                                 610          13,921,429        13,407,739
Accounts payable                                                          620           4,716,222         7,242,238
       including:
  suppliers and contractors                                               621           2,637,748         2,808,359
  payable to staff                                                        622             264,452           289,047
  payable to state
  non-budget funds                                                        623              81,410            97,815
  payable to budget (taxes)                                               624             673,111         2,523,771
  other creditors                                                         625           1,059,501         1,523,246
Payable to participants
  (shareholders)                                                          630              14,206            11,278
Income of future periods                                                  640              61,991            50,323
Reserves for future expenses and payments                                 650             773,571           794,251
Other current liabilities                                                 660                   -                 -
--------------------------------------------------------------------------------------------------------------------
TOTAL Section IV                                                          690          19,487,419        21,505,829
====================================================================================================================
TOTAL Section II1 IV and V                                                700         106,655,890       116,165,897
====================================================================================================================


                                 OAO "TATNEFT"
                                 BALANCE SHEET
--------------------------------------------------------------------------------------------------------------------
                               (in thousand RR)

--------------------------------------------------------------------------------------------------------------------

           REFERENCE ON ITEMS ACCOUNTED ON OFF-BALANCE SHEET ACCOUNTS
--------------------------------------------------------------------------------------------------------------------
                                                                         line    At December 31,    At December 31,
                                                                         code               2002               2003
--------------------------------------------------------------------------------------------------------------------
                   1                                                        2                  3                  4
--------------------------------------------------------------------------------------------------------------------
Rented fixed assets                                                       910          1,715,517          3,635,889
  thereof by leasing                                                      911            970,684          2,452,168
Working and fixed assets
  received for storing                                                    920            586,138            467,955
Goods on commission                                                       930              6,913                 -_
Bad debts of insolvent debtors
  written off to losses                                                   940            765,916            860,668
Securities of liabilities and payments received                           950                  -                  -
Securities of liabilities and payments issued                             960          2,672,036          1,605,732
Housing stock depreciation                                                970             31,795             28,845
Depreciation of auxiliary engineering facilities
  and other similar items                                                 980              5,269              5,718
Profits tax on the tax base of the transitional period                    990                  -                  -
====================================================================================================================

General director   S. F. Takhautdinov   Chief Accountant   I. G. Garifullin


                                 OAO "TATNEFT"
------------------------------------------------------------------------------------------------------------------------
                            Profit and Loss Account
------------------------------------------------------------------------------------------------------------------------
                                (in thousand RR)

PROFIT AND LOSS ACCOUNT
for 2003 (Form #2)
------------------------------------------------------------------------------------------------------------------------
                                                                         lineFor the reporting      For the previous
                                                                         code             year                  year
------------------------------------------------------------------------------------------------------------------------
                   1                                                        2                3                     4
------------------------------------------------------------------------------------------------------------------------
I. Income from and expenses on ordinary activity
Sales of goods, products, work,
  services (less Value Added Tax, excises, and
  other similar
  compulsory payments)                                                    010      116,631,740           108,689,519
Cost of goods, products, work,
  services sold                                                           020      (86,816,014)          (84,344,575)
Gross proft                                                               029       29,815,726            24,344,944
Sales expenses                                                            030       (9,283,062)           (6,791,724)
General business expenses                                                 040                -                     -
Gross profit (loss) from sales                                            050       20,532,664            17,553,220
========================================================================================================================
II. Operating income and expenses
Interest receivable                                                       060           90,656               112,570
Interest payable                                                          070       (1,946,601)           (2,756,801)
Participation in other companies                                          080          185,677               117,519
Other operating income                                                    090       40,999,912            48,123,741
Other operating expenses                                                  100      (43,635,157)          (50,980,942)
Non-sale profit                                                           120        4,311,592             2,705,326
Non-sale losses                                                           130       (4,043,912)           (5,289,859)
Income (loss) from operations                                             140       16,494,831             9,584,774
Deffered tax assets                                                       141                -                    -_
Deffered tax liability                                                    142         (655,713)                   -_
Current Income tax                                                        150       (4,424,474)           (3,275,349)
------------------------------------------------------------------------------------------------------------------------
Retained earnings (loss) of the reporting year                            190       11,414,644             6,309,425
========================================================================================================================
REFERENCE
Permament tax liabilities (assets)                                        200         (897,630)                   -_
Basic earnings (loss) per share                                           201             5.17                  2.83
Diluted earnings (loss) per share                                         202             5.08                  2.78
------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                             PROFIT AND LOSS ACCOUNT
--------------------------------------------------------------------------------------------------------------------
                                (in thousand RR)


BREAKDOWN OF SPECIFIC INCOMES AND EXPENSES
--------------------------------------------------------------------------------------------------------------------
                                                           line     For the reporting         For the previous
                                                           code           year                      year
--------------------------------------------------------------------------------------------------------------------
                                                                  profit         loss            profit    loss
--------------------------------------------------------------------------------------------------------------------
                    1                                         2            3             4            5           6
--------------------------------------------------------------------------------------------------------------------
Fines and penalties recognized by court or those
  on which there are judgments of a court
  (or arbitrage court) on their recovery                    210        6,112       115,219        2,326     103,154
Profit (loss) of previous years                             220      527,303       799,147      659,112   1,546,781
Compensation for damages caused by default
  on obligations or by improper
  fulfillment of obligations                                230          863         3,538        9,639       6,009
Exchange rate
  differences                                               240    1,842,864     1,454,172    1,427,466   1,844,111
Reduction of cost
  of inventories at the end
  of the reporting period                                   250            x             -            x           -
Write-off of debtor and creditor
  indebtedness on
  which the period of limitation has expired                260       38,664        29,722       66,535          -_
--------------------------------------------------------------------------------------------------------------------

General director   S. F. Takhautdinov   Chief Accountant   I. G. Garifullin

                                  OAO "TATNEFT"
--------------------------------------------------------------------------------
                               CONTACT INFORMATION
--------------------------------------------------------------------------------



o   OAO "TATNEFT"
    Registered address

                                                       Ul. Lenina, 75
                                                       Almetyevsk 423450
                                                       Tatarstan, Russia

                                                       Tel.: (78553)
                                                       255856 Fax:
                                                       (78553) 256865


o   Kazan Representative Office

                                                       Ul. Chernyshevskogo,
                                                       6/2 Kazan 420503
                                                       Tatarstan, Russia

                                                       Tel.: (78432)
                                                       922152 Fax:
                                                       (78432) 929294


o   Moscow Representative Office

                                                       Tverskoy blvd, 17
                                                       Moscow 123104, Russia

                                                       Tel. : (7095)
                                                       9375533 Fax:
                                                       (7095) 9375532


o   Shareholder Information


                                                       Tel./fax: (78553)
                                                       319748 Tel./fax:
                                                       (78553) 250700





                         Printed by ZAO "Linia Graphik"
                         Copyright (c) 2004 OAO "Tatneft", all rights reserved

                               OJSC "Tatneft"

                                  Audit Report
                             on financial statements
                  for the year ending December 31, 2003

                                 June 2004
















                     TRANSLATION OF ORIGINAL RUSSIAN VERSION

                          AUDIT REPORT - OJSC "Tatneft"
--------------------------------------------------------------------------------


                     TRANSLATION OF ORIGINAL RUSSIAN VERSION


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                              CONTENTS                                    PAGE
--------------------------------------------------------------------------------


  Independent auditor's report on financial statements of
  OJSC "Tatneft" for the year ending December 31, 2003                        3

  Appendices

  1. Financial statements of OJSC "Tatneft" for the                           5
     period from January 1, 2003through December 31, 2003:
          Balance Sheet
          Statement of Income
          Statement of changes in the shareholders' equity
          Statement of Cash Flows
          Appendix to Balance Sheet
          Notes to Financial Statements

                   [Cjsc ernst & young vneshaudit Letterhead]

                          Independent auditor's report
                             on financial statements
                                of OJSC "Tatneft"

 (Translation from Statutory Auditor's Report expressed in the Russian Language)


To the shareholders of OJSC "Tatneft"


DETAILS OF THE AUDITING FIRM

Address: Russia 105062, Moscow, Podsosensky Pereulok, 20/12, building 1-1A.

State registration: Certificate of an entry made to the Uniform State Register of Legal Entities Concerning a Legal Entity Registered Before July 1, 2002; date of the entry - September 16, 2002, series 77 No. 008050714, registered by the Moscow Registration Chamber at No. 033.468 on August 30, 1994, Main State Registration Number 1027739199333.

Audit License No. A003246, approved by Order No. 9 of the Russian Ministry of Finance dated January 17, 2003, for a term of five years.


DETAILS OF THE AUDITED ENTITY

Name: OJSC "Tatneft"
Address: 423450, Russian Federation, Tatarstan Republic,
c. Almetyevsk, Lenin str., 75
State registration number: 1021601626702.
Licenses to engage in licensed activities:

---------------------- -------------------- -------------------- -------------------- -------------------
Type of activity          License number         Issued by          Date of issue         License term
---------------------- -------------------- -------------------- -------------------- -------------------
Oil and gas                TAT NE 10572           MNR RF              July 1993            July 2013
production from                                 <<RFGF>>
Romashkinskoye
oilfield
Oil and gas                TAT NE 10525           MNR RF              August 1993          August 2013
production from                                 <<RFGF>>
Novo-Elkhovskoye
oilfield
Oil and gas                TAT NE 10527          MNR RF               August 1993          August 2013
production from                                 <<RFGF>>
Bavlinskoye oilfield


We have audited the accompanying financial statements of OJSC "Tatneft" (the "Company") for the period from January 1 through December 31, 2003 which are comprised of the balance sheet, the statement of income, the statement of changes in the shareholders' equity, the statement of cash flows, appendix to the balance sheet and the notes 3-20 to the financial statements. The preparation and presentation of these financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the fairness, in all material respects, of these statements and on compliance of accounting procedures with the legislation of the Russian Federation based on our audit.

Except as discussed in the paragraph below, we conducted our audit in accordance with the Federal Law Concerning Auditing Activity, approved Federal Rules (Standards) on Auditing, the Rules (Standards) for Auditing Activities, as approved by the Committee on Auditing Activity attached to the President of the Russian Federation, and International Standards on Auditing where they do not contradict the above Rules.

The audit was planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit was performed on test basis and included an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements concerning the financial and business operations of the audited entity; an assessment of the accounting principles and methods, the rules used in the preparation of the financial statements, and significant estimates derived by the management of the audited entity; as well as the evaluation of the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion on the fairness of these financial statements and on compliance of accounting procedures with the legislation of the Russian Federation.

In the course of our audit we identified certain unusual transactions between the Company, its subsidiaries and associates and certain related parties. We were not able to obtain sufficient competent audit evidence with respect to the nature and business purpose of these transactions and therefore we cannot determine whether such transactions had been properly accounted for or disclosed in the accompanying financial statements. The Audit committee of the Board of Directors of the Company has decided to engage an independent law firm to investigate the nature of these transactions and their compliance with applicable laws and regulations. The results of the investigation have not yet been finalized.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain sufficient competent audit evidence with respect to the nature, business purpose and ultimate monetary effect of the transactions described above, the accounting procedures at OJSC "Tatneft" insofar as they relate to the preparation of financial statements in 2003 complied with the requirements of Federal Law Concerning Accounting No. 129-FZ of November 21, 1996, and the aforementioned financial statements have been prepared in accordance with the said Law to ensure the fair reflection, in all material respects, of the financial position of OJSC "Tatneft" as of December 31, 2003 and its financial results for the period from January 1 through December 31, 2003.

The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Russia. Accordingly, the accompanying financial statements are not designed for those who are not informed about accounting principles, procedures and practices in Russia.




June 22, 2004



/s/ Dmitry Lobachev
-------------------
Dmitry Lobachev
Partner
                                    [seal of CJSC Ernst & Young Vneshaudit]


/s/ Alexei Kurilkin
-------------------
Alexei Kurilkin
Auditor's qualification certificate No. 038679 (general audit), valid until July 26, 2004

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    OAO TATNEFT

                                    By:   /s/ Vladimir P. Lavushchenko
                                       --------------------------------
                                       Name:  Vladimir P. Lavushchenko
                                       Title: Deputy General Director
                                              for Economics, Chairman of
                                              Disclosure Committee

Date:    June 30, 2004